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PUTNAM ANNOUNCES FORMAL APPROVAL OF TWO CLOSED-END FUND MERGERS

BOSTON, Massachusetts (April 13, 2007) -- Putnam Investments and the Board of Trustees of the Putnam Funds announced today that the Board of Trustees has formally approved the merger of Putnam New York Investment Grade Municipal Trust (AMEX: PMN) into the open-end Putnam New York Tax Exempt Income Fund and the merger of Putnam Tax-Free Health Care Fund (NYSE: PMH) into the open-end Putnam Tax Exempt Income Fund.

Each of these mergers, which were approved in principle by the Trustees in February 2007, would give shareholders shares of an open-end fund, with the opportunity to realize the full net asset value of their shares following the merger (less a redemption fee of 1% of amounts redeemed within seven days after the merger). In giving their approval, the Trustees considered, among other things, the possibility that these funds would not be able to continue to operate in their present closed-end form, the pattern of trading discounts, changes in the Funds’ shareholder base over time, and requests from shareholders for enhanced liquidity.

It is currently expected that the merger of PMN into Putnam New York Tax Exempt Income Fund will be concluded in late June or early July, while the merger of PMH into Putnam Tax Exempt Income Fund is expected to occur later in the summer.

Each plan of merger is subject to the approval of fund shareholders and certain other conditions.

These mergers are part of a continuing effort by Putnam Investments and the Funds’ Trustees to maintain a diverse array of closed-end products, while taking into account changing market circumstances. Putnam Investments believes that the closed-end funds continue to hold an important position in the broad range of Putnam products. As announced in February, this initiative includes other mergers involving closed-end funds and tender offers for shares of eight closed-end funds.

The Trustees meet regularly with Putnam Investments regarding the closed-end funds, and they carefully monitor the funds’ performance, the trading prices of fund shares and the expressed views of shareholders in the funds. In managing the closed-end funds, especially during periods of significant trading discounts, Putnam Investments works with the Trustees to take actions that they believe are in the long-term best interests of fund shareholders. The mergers and tender offer program announced in February are consistent with actions taken by Putnam Investments and the Trustees in recent years, including:

• Instituting a share repurchase program, under which each fund is authorized to repurchase up to 10% of its outstanding shares over a 2-year period ending in October 2007. This program enhances shareholder value, as repurchases made at a discount increase the net asset value per share of a fund’s remaining shares, and has made a meaningful contribution to investment return. The program has been suspended indefinitely for PMH and PMN because of the announced mergers, but remains in effect for all other funds.

• Management fee reductions for most of the closed-end funds, effective January 1, 2006.

• Merging two pairs of closed-end funds together for greater efficiencies in 2005, and merging one closed-end Fund into an open-end fund managed by Putnam Investments in 2006.

• Promoting the funds with enhanced disclosure and providing greater transparency to investors on the merits of the closed-end funds.

• Expanding the tools available to fund management teams, including a 2005 initiative to allow the taxable income funds to employ leverage through borrowing.

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The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the Putnam Funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such merger has been filed with the SEC and becomes effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.

About Putnam Investments:

At Putnam Investments, the top priority remains prudently managing money for our retail and institutional clients worldwide. Since 1937, the company’s values have been rooted in a profound sense of responsibility for the money entrusted to it. Putnam uses a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives. Putnam is committed to doing what’s right for investors, including maintaining stringent investor protections for every Putnam fund.

About Putnam Investments:

Founded in 1937, Putnam Investments is one of the world’s oldest and largest money management firms. As of March 31, 2007, Putnam managed $188 billion in assets, of which $119 billion is for mutual fund investors and $69 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com